Michael Berenson

+1.202.373.6036

michael.berenson@morganlewis.com

December 20, 2016

VIA EDGAR

Mr. Edward J. Rubenstein

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:        Penn Mutual Variable Annuity Account III

               File Nos. 333-177543; 811-03457

Dear Mr. Rubenstein:

This responds to Staff comments we received telephonically on December 8, 2016, regarding Post-Effective Amendment No. 5 to the Penn Mutual Variable Annuity Account III (the “Registrant” or the “Separate Account”) registration statement, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 28, 2016, for the purpose of registering the Smart Foundation Advisory Variable Annuity, a new variable insurance contract (the “Contract”) offered by The Penn Mutual Life Insurance Company (“Penn Mutual” or the “Company”). Capitalized terms used herein, but not defined, have the same meaning given to them in the registration statement.

Prospectus

1.	Comment: Please provide the Staff with the missing fees, charges, and expense example numbers from the Prospectus prior to the registration statement’s effective date.

Response: The missing fees, charges and expense example numbers from pages 15 through 23 of the Prospectus are included in Appendix A to this letter. To the extent that any of this information is repeated elsewhere in the Prospectus, we have updated the missing information as appropriate.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

December 20, 2016

2.

Comment: The Staff notes that Rule 6c-8 under the Investment Company Act of 1940 (the “1940 Act”) provides relief to allow insurance company separate accounts selling variable annuity contracts to impose a deferred sales load. The Staff further notes that the adopting release for Rule 6c-8[1] states that:

[T]he rule provides relief only for the deduction of an amount upon redemption or annuitization that in fact is a “sales load.” Thus, the rule does not does not provide relief for the deduction of an amount denominated as a deferred sales load where the facts and circumstances indicate that the deduction is not intended to compensate the issuer for the expenses of distributing the contracts but rather is intended to achieve some other purpose, for example, to deter or restrict redemptions.

In light of the response provided by a Penn Mutual person to a question the Staff raised on a background call on November 7, 2016, please address supplementally why the Contract can impose a surrender charge in reliance on Rule 6c-8 under the 1940 Act.

Response: While we can debate the reasonableness of a staff comment concerning an insurer’s ability to rely on Rule 6c-8 that is based on the combination of (i) an extemporaneous response by a company actuary to a question posed telephonically and (ii) a very general statement in a Commission release issued 33 years earlier that, we respond as follows. In the very last substantive sentence of the Adopting Release, the Commission stated:

Thus, the rule does not provide relief for the deduction of an amount denominated as a deferred sales load where the facts and circumstances indicate that the deduction is not intended to compensate the issuer for the expenses of distributing the contracts but rather is intended to achieve some other purpose, for example, to deter or restrict redemptions.

In our conversation on November 7, 2016, a staff member asked why the annuity had a surrender charge if the issuing insurance company was not paying a sales commission. The company actuary responded in effect that the charge covered other costs and risks associated with the Contract.

The Adopting Release gave the deterrence or restriction of redemptions as an example of an impermissible purpose of a deferred sales load, but did not provide any guidance on what constituted “expenses of distributing the contract” to allow a person to know what expenses were covered. The staff2 was clearly concerned about restrictions on redemptions that would implicate Section 22(e), but otherwise it would appear that the staff was reserving the flexibility to challenge a future use of a deferred surrender charge as a means to evade other statutory restrictions.

[1]	Investment Company Act Rel. No. 13406 (July 28, 1983) (the “Adopting Release”).

[2]

Given that the author of this letter was Chief of the Division’s Office of Insurance Products and Legal Compliance from September 1982 until November 1984, which covers the period during which the Commission proposed and adopted Rule 6c-8, this letter’s comments about Rule 6c-8 and comments later in this letter about the staff’s knowledge about product pricing are more than reasoned speculation about the staff’s thought process.

December 20, 2016

The following reflects information the author has learned since leaving the Commission staff and was not known by the staff at the time Rule 6c-8 was proposed and adopted. In this regard, it is also worth noting that the Commission staff at the time Rule 6c-8 was proposed and adopted did not include an actuary who might have advised their colleagues on how insurance products were priced. Very generally speaking, when an insurance company designs an insurance product it takes into account forecasts of many elements, including how many contracts will be sold, how much will be received in purchase payments, how long contracts will remain outstanding, will they be surrendered or annuitized, its distribution costs and the cost of the capital it will allocate to offer and maintain the resulting book of business. It will also take into account the revenues it will receive from the charges it imposes under the annuity contract and any other revenue sources attributable to the block of business, such as revenue sharing payments from the underlying funds. After all these forecasts are incorporated, a company, before approving a new annuity, will determine whether the proposed annuity meets the company’s targeted rate of return. Assuming a variable annuity has been priced accurately, once sales commence, the insurance company is ambivalent about its revenue sources. Thus, all revenue sources can be said to contribute to the distribution and other costs of offering the variable annuity contracts and are permitted unless there is a supervening statutory provision, such as Section 22(e) and the example provided in the Adopting Release.

We also note that since Rule 6c-8 was adopted, the Congress amended Sections 26 and 27 of the 1940 Act as part of the National Securities Markets Improvement Act of 1996 (“NSMIA”) which radically changed how charges under variable annuity contracts and variable life insurance policies were regulated. Prior to NSMIA, each charge under a variable contract had its own regulatory standard. Annual contract fees were supposed to be at cost; sales loads were limited to 9% of purchase payments and mortality and expense risk charges had to be within the range of industry practice for comparable contracts or reasonable in relation to risks assumed. NSMIA changed this to a total charges approach, which provided that the charges under a contract had to be reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company. Given this fundamental change in how the 1940 Act regulates charges under variable contracts, we are not certain the language from the Adopting Release remains relevant.

3.	Comment: On the first page of the Prospectus, please include among the Contract bullet points that the Contract is only available through advisers that charge a fee for their services.

Response: We have made the requested change.

4.	Comment: On the second page of the Prospectus, please be more specific with respect to the circumstances under which a Contract Owner may be subject to a Surrender Charge of up to 3%.

Response: We have made the requested change.

December 20, 2016

5.

Comment: If accurate, please revise the “full refund” disclosure on the second page of the Prospectus to state that: “You may return your Contract within ten days of receipt for a full refund of the greater of the Contract Value or, if required by state law, Purchase Payments.” Please make corresponding revisions throughout the Prospectus, as applicable.

Response: We have made the requested changes.

6.	Comment: Please note in the introductory section of the Prospectus that all material statements related to state law can be found in the Prospectus or in Appendix B to the Prospectus.

Response: We have made the requested change.

7.

Comment: The Staff notes that on page 3 of the Prospectus, the first paragraph indicates that the Company “may add, substitute, or remove investment options in the future.” Please provide a cross-reference to where an investor can find greater detail.

Response: We have made the requested change.

8.	Comment: If accurate, please consider changing references to “registered representative” to the “Adviser.”

Response: We have made the requested change to reference the “investment advisor representative” where appropriate.

9.

Comment: The Staff notes that the definition of “Qualified Contract” in the Glossary refers to an “Individual Retirement Annuity” as an “IRA.” Given that “IRA” is an acronym for “individual retirement account,” consider changing the shorthand defined term for Individual Retirement Annuity throughout the Prospectus so as to avoid confusion.

Response: To prevent confusion, we will no longer abbreviate “Individual Retirement Annuity” as “IRA.”

10.	Comment: In the Glossary, please revise the definition of “Surrender Charge” to add “of the Purchase Payments” before “withdrawn.”

Response: We have made the requested change.

11.

Comment: In the Fee Tables section, please add “(as a percentage of the amount of Purchase Payments surrendered)” after the heading “Maximum Surrender Charges” and delete the corresponding language from the footnote. In addition, please revise the footnote, which notes that the Surrender Charge may vary by state, to include a cross-reference to Appendix B. Please also clarify if the Surrender Charge includes or does not include the free withdrawal amount.

Response: We have made the requested changes. In addition, we confirm that the Surrender Charge is a fee based on the amount of Purchase Payments in excess of the Free Withdrawal Amount for the Contract Year during the Surrender Charge Period, but given that this is set forth in the definition of “Surrender Charge” in the Glossary, we decline to note this again in the Fee Table.

December 20, 2016

12.

Comment: Please add a parenthetical next to the heading for “Maximum Rider Charges” in the Fee Tables section to note the basis on which charges are assessed (e.g., “as a percentage of Variable Account Value”). If different than Variable Account Value, in a footnote, please explain the basis for calculating these charges.

Response: We have not added the parenthetical “as a percentage of Variable Account Value,” because only one of the optional benefits uses Variable Account Value as the basis for its charge. As noted in footnotes 3 and 4, the charges assessed by the Guaranteed Growth and Income Benefit II and Inflation Protector Withdrawal Benefit are both based on the Withdrawal Benefit Base. And, as noted in footnote 6, the charge assessed by the Enhanced Death Benefit is based on the Enhanced Death Benefit Base.

13.

Comment: Please confirm that all of the Funds listed on page 3 of the Prospectus under “Investment Options Available Under the Contract” are also included under the “Underlying Fund Annual Expenses” table on page 17. Please consider revising the list and/or table as necessary so that the Funds are listed in the same order.

Response: Confirmed. We note that, on page 3, the Underlying Funds are grouped according to the Adviser or Sub-Adviser that performs day-to-day portfolio management; whereas, on page 17, and elsewhere in the Prospectus, the Underlying Funds appear in the same order as they appear in the Underlying Funds prospectus.

14.

Comment: The Staff notes that in footnote 1 to the “Underlying Fund Annual Expenses” table that Penn Mutual and the Adviser may seek reimbursement from a Fund for amounts previously waived or reimbursed by Penn Mutual and the Adviser, if any, during the Fund’s preceding three fiscal years. Please delete “fiscal” from this sentence.

Response: We have made the requested change.

15.

Comment: The Staff notes that in footnote 1 to the “Underlying Fund Annual Expenses” table that Penn Mutual and the Adviser “shall not be entitled to any reimbursement that would cause a Fund to exceed its expense limitation.” Please revise this language in view of the accounting guidelines discussed in the 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73), which state that recapture provisions in an investment adviser’s expense limitation agreement should be limited to the lesser of (1) the expense cap in effect at the time of the waiver and (2) the expense cap in effect at the time of recapture.

Response: We have made the requested change.

16.

Comment: The Staff notes that the inclusion of an “Expense Limitation” table in footnote 1 to the “Underlying Fund Annual Expenses” table is not permitted via Form N-1A. Please incorporate this information into the “Underlying Fund Annual Expenses” table in a sixth column.

Response: We have made the requested change.

December 20, 2016

17.	Comment: Please delete footnote 2 to the “Underlying Fund Annual Expenses” table as it is not consistent with Item 3 of Form N-1A.

Response: We have made the requested change.

18.

Comment: Please confirm that the first example under “Examples of Fees and Expenses” shows a combination of features and riders that reflect the Contract’s greatest expenses. Please add clarifying disclosure, if necessary.

Response: Confirmed.

19.

Comment: With respect to the second example under “Examples of Fees and Expenses,” please explain whether this example should be split into two examples to reflect separately the impact of (i) not surrendering the Contract and (ii) annuitizing at the end of the applicable time period. If necessary, please include an additional example.

Response: Because the expenses are the same whether a Contract Owner annuitizes or continues the Contract, it is not necessary to split this into two examples.

20.

Comment: In addition to referencing the section in the Prospectus where more information about an optional benefit can be found, please consider adding a brief definition of each optional benefit under the heading “Optional Benefits” on page 23 of the Prospectus.

Response: We are not adding a brief description of each optional benefit. We believe that a prospective owner should understand how each optional benefit operates and are concerned that adding a brief description would encourage a prospective owner to rely on the brief description as opposed to reading the full description in the prospectus.

21.

Comment: The Staff notes that under “How to Purchase a Contract,” the disclosure states that “[w]e usually accept an application to purchase a Contract within two business days after we receive it at our Administrative Office.” Please explain the inclusion of “usually” and revise as appropriate or delete the reference to “usually.”

Response: We have deleted the reference to “usually” and noted that the Company accepts a “complete” application to purchase a Contract within two business days after it is received by the Company’s Administrative Office.

22.

Comment: Please revise footnote 2 to the “Minimum Purchase Payment” table to add the defined term “Net Purchase Payments” after “(adjusted for withdrawals).” In addition, please revise the last sentence of footnote 2 to clarify its meaning.

Response: We have made the requested change to add “Net Purchase Payments,” but we do not believe the last sentence of footnote 2 requires further clarification.

23.	Comment: The Staff notes that the “acceptable issue age” for a Contract without any optional benefits spans from zero to 85. Please confirm zero is the correct minimum acceptable issue age.

December 20, 2016

Response: Confirmed.

24.	Comment: Under “The Fixed Account” section, please delete the following sentence: “The staff of the Commission has not reviewed this disclosure in this prospectus relating to the Fixed Account.”

Response: We have made the requested change.

25.

Comment: Under “The Fixed Account” section, please note that disclosure regarding the Fixed Account “is” subject to generally applicable provisions of the federal securities law relating to the accuracy and completeness of statements made in this prospectus.

Response: We have not made the requested change. Inaccurate and incomplete statements about the Fixed Account are not always subject to the securities laws, but are subject only if they are material in connection with the purchase of the security being offered, i.e., the Contract.

26.	Comment: Under the “Transaction Charges” section, please disclose that the Surrender Charge declines gradually over a period of “three” years and revise the Schedule of Surrender Charges accordingly.

Response: We have made the requested change.

27.	Comment: Under the “Transaction Charges” section, please explain the legal basis for a “Maximum Withdrawal Charge” of 10% in light of the Rule 6c-8 limits.

Response: Rule 6c-8 limits the sales load to 9% of purchase payments. Given that the maximum surrender charge under the Contract is 3% of purchase payments, the Contract complies with Rule 6c-8. The referenced language is an additional protection to owners which would apply only if the account value had suffered a sharp decline between the time of purchase and the time of surrender.

28.

Comment: Under the “Periodic Charges” section, please revise the second paragraph in the description of “Underlying Fund Charges” to clarify that the charges described are not Contract charges and are not in addition to the Underlying Fund Annual Expenses set forth in the Fee Table.

Response: We have made the requested change.

29.

Comment: The Staff notes that the “Investment Adviser Fees” description under the “Periodic Charges” section states that “[i]f you elect to have [Investment Adviser] fees deducted from your Contract through withdrawals, such withdrawals will reduce your Contract Value and may have tax consequences.” Please discuss in greater detail the effect of this election on other benefits. In addition, please discuss in greater detail the potential tax consequences.

December 20, 2016

Response: We have added cross-references to the sections where investors can find additional information with respect to each of these items.

30.

Comment: Under the “Ways to Access Your Money” section, the Staff notes that under the “Partial Withdrawal” description the Prospectus states that “[w]e normally will pay you within seven days.” Please delete “normally” or disclose the exceptions.

Response: We have made the requested change.

31.

Comment: Under the “Deferment of Payments and Transfers” section, the Staff notes that “[t]ransfers and distributions of withdrawals from the Variable Account and distribution of the portion of the Standard Death Benefit allocated to the Variable Account will generally be made within seven days after receipt by the Company of all documents required for such transfer or distribution.” In the sentence that follows, please add “, beyond seven days,” after “the Separate Account.”

Response: We have made the requested change.

32.	Comment: Please review “Section 5 – Death Benefit” for accuracy and revise in plain English so the section is more reader-friendly for investors.

Response: We have reviewed this section for accuracy. We reviewed the language, made some minor revisions, and concluded that the concepts being described are somewhat complicated and cannot be further reduced to plain English.

33.

Comment: The Staff questions the accuracy of the second paragraph under the description of the “Death of the Contract Owner” under the “Death before Annuity Date” section which states that the Contract Value, as opposed to the Standard Death Benefit, is paid to the Beneficiary.

Response: The two paragraphs are correct and not inconsistent because they describe different results depending on whether the deceased Contract Owner is or is not the sole Annuitant.

34.

Comment: Please clarify that assets will remain in the Separate Account (i.e., they are not moved to another account, such as the Fixed Account) upon the death of the Contract Owner, unless alternative instructions are received.

Response: We have made the requested change.

35.

Comment: Please review and revise as necessary the disclosures in the “Death Benefit Summary Tables” describing when beneficiaries receive the Standard Death Benefit and when they receive Contract Value. Please revise “Section 5 – Death Benefit” as necessary for consistency.

Response: We confirm that the Death Benefit Summary Tables are accurate and consistent with the disclosure in Section 5 – “Death Benefit.”

December 20, 2016

36.

Comment: Under the “Death Benefit Summary Tables,” please confirm that the first bullet point beneath “Single Owner/Joint Annuitants (Owner must be one of the Annuitants)” that the “Beneficiary receives Contract Value,” not the Standard Death Benefit, when the “Owner-Annuitant dies.”

Response: Confirmed.

37.

Comment: Under the “Enhanced Death Benefit” section, delete the second instance of “by” from the second sentence. In addition, please clarify whether the reference to “any withdrawals” in the third sentence of this section includes “free withdrawals.”

Response: We have made the requested change.

38.

Comment: In the description of the “Lifetime Withdrawal Guarantee,” under the “Guaranteed Growth and Income Benefit” section, please explain the difference between “simple interest” and “compound interest.”

Response: We have made the requested change.

39.

Comment: Everywhere you disclose the guaranteed minimum withdrawal benefit percentage, please clarify that the Adviser fee is included in that percentage. For example, if the Contract promises to pay a guaranteed minimum withdrawal benefit of 5% per year, and the Adviser is paid 1%, please clarify that the investor only receives 4%.

Response: The advisory fee is not included in the guaranteed minimum withdrawal benefit percentage. Accordingly, we have not revised this disclosure. Investment advisor fees are separate from and in addition to any fees or other charges described in the Prospectus. It is up to the Contract Owner and the investment advisor representative to determine their compensation relationship and how the Contract Owner will pay fees.

40.

Comment: Under “Calculating Lifetime Withdrawals” in the “Guaranteed Growth and Income Benefit” section, please clarify the relationship among the Early Access Withdrawal Amount, Free Withdrawal Amount and Partial Annuitization.

Response: We have revised the disclosure to note that “[o]nce withdrawals have started under the Lifetime Withdrawal Guarantee, Partial Annuitization and Early Access Withdrawals are no longer available.” We also note that the Prospectus states that “[i]f the Guaranteed Annual Withdrawal Amount is greater than the Free Withdrawal Amount, Surrender Charges and any other applicable charges will apply.”

41.

Comment: Under the “Guaranteed Growth and Income Benefit” and “Inflation Protector Withdrawal Benefit” sections, delete “(as applicable to the Fixed Account)” from the first sentence of each “Investment Allocation Options” sub-section or explain supplementally its inclusion.

Response: We have made the requested change.

December 20, 2016

42.

Comment: Under the “Guaranteed Growth and Income Benefit” and “Inflation Protector Withdrawal Benefit” sections, the Staff notes that, in each “Investment Allocation Options” sub-section, under certain circumstances, “the Company will move the funds from Subaccounts which are not on the list to the Money Market Fund.” Please confirm supplementally that the Contract Owner consented to these actions in his or her Contract with the Company.

Response: Confirmed.

43.

Comment: Under the “Guaranteed Growth and Income Benefit” section, the Staff notes that the list of Subaccounts in “The Separate Account” section includes certain Funds with greater risks. Please include risk disclosure about these Funds or respond supplementally why risk disclosure has not been added.

Response: The prospectus of the Underlying Funds is provided to investors with the Prospectus and we do not believe it is necessary to supplement the principal risk sections of the Underlying Funds’ prospectus with additional risk disclosure in this Prospectus.

44.

Comment: Please describe the effect of the “Investment Allocation Options” described under the “Combining the Guaranteed Growth and Income Benefit and Enhanced Death Benefit Riders” section. Consider revising the disclosure to note that the allocation restrictions are designed to minimize the insurer’s risk and that, as a result, an investor’s return could be less than if an investor invested in a more aggressive investment. We believe that it is both appropriate and common for variable annuity prospectuses to make this disclosure. Please see Protective Life Insurance Company, File No. 333-212857, for example disclosure.

Response: As you know, the purpose of allocation restrictions under contract riders is to ensure that the insurance company is not exposing itself to more risk under a rider than is reflected in the amount it is charging for that rider. Given that the referenced section assumes that two riders have been purchased and the two riders may have different sets of restrictions, it is necessary to disclose which set of restrictions applies. It is totally logical that the more restrictive would apply because the insurance company is necessarily exposed to the level of risk under the rider which has the more restrictive set of restrictions. However, in response to your comment, we have revised this disclosure to note that the Investment Allocation Options are designed to limit the Company’s risk and, as a result, a Contract Owner’s return may be less than if the Contract Owner invested in a more aggressive investment during a rising market.

45.

Comment: Under “Withdrawal Options under the Rider” sub-sections in the Guaranteed Growth and Income Benefit” and “Inflation Protector Withdrawal Benefit” sections, is the Contract Owner permitted to take only one withdrawal during the Deferral Phase, or one or more withdrawals? Please revise this disclosure, and any related disclosure, to clarify.

Response: We have revised this disclosure to reflect that the Contract Owner is permitted to take “one or more” withdrawals.

46.

Comment: Under “Taxes,” the Staff notes that the discussion of “Early Withdrawals” references “several exceptions” to the imposition of an additional federal income tax on the taxable portion of an early withdrawal. Please cross-reference to a more detailed discussion.

Response: We have made the requested change.

47.

Comment: The Staff notes that, under the “Distribution Arrangements” section, “[n]o commissions are paid to the Financial Institutions for soliciting applications. Consider whether the reference to Financial Institutions should be replaced with a reference to the Adviser.

December 20, 2016

Response: Financial Institutions are defined as HTK and other broker-dealers. Accordingly, we have not revised this disclosure.

48.	Comment: Please explain supplementally whether payments made to the Financial Institutions are permissible under the DOL Rule and disclosed in the Adviser’s Form ADV.

Response: As noted in our response to Comment 47, Financial Institutions is not a reference to the Adviser.

49.

Comment: Under “New York” in “Appendix B: State Variations,” please revise the reference to refunding purchase payments to be consistent with your response to Comment 5. Please also consider whether investors should be put on notice as to whether it is more beneficial to redeem in certain circumstances.

Response: We believe the current New York disclosure is both accurate and consistent with our response to Comment 5. In addition, we have not included a notice as to when it is most beneficial for investors to redeem because the Company is not in a position to know the individual circumstances of its investors.

50.

Comment: Under “New York” in “Appendix B: State Variations,” the Staff notes that the Company reserves “the right to terminate the Contract and any applicable Death Benefit by initiating a payment of the Contract Value to [the Contract Owner], if there is no Purchase Payment activity during the three most recent Contract Years, and the Contract Value is less than $2,000.” Please identify which riders create exceptions to this statement.

Response: We have made the requested change.

SAI and Part C

51.	Comment: Please confirm that the “Distribution of Contracts” section in the SAI is consistent with the corresponding language in the “Distribution Arrangements” section of the Prospectus.

Response: Confirmed.

52.	Comment: Consider removing references to exhibits in the Part C that do not apply to this Contract.

Response: The exhibits in the Part C that do not relate to the Contract relate to the Registrant and, accordingly, need to remain in the Part C.

53.

Comment: Please revise the last sentence under Item 32 to clarify that it refers to the Contract “described in this registration statement” and replace the reference to “Registrant” with “Insurance Company.”

Response: We have made the requested change.

December 20, 2016

54.

Comment: The registration statement is signed by the President and Chief Operating Officer. It is not signed by anyone designated as the chief financial officer, principal financial officer, or principal accounting officer, as required. Please confirm supplementally if the Chief Operating Officer is the same individual as the chief financial officer, principal financial officer, or principal accounting officer.

Response: Susan T. Deakins, the Chief Financial Officer of the Registrant, will sign the signature page.

55.	Comment: Please confirm supplementally that the Trustees who have signed by power of attorney each signed the power of attorney.

Response: All Trustees have signed a power of attorney, and each power of attorney will be on file as an exhibit when this registration statement becomes effective.

*  *  *  *  *

If you have any additional questions or comments, please do not hesitate to contact my colleague, Michael Carlton at (202) 373-6070 or me at (202) 373-6036.

Sincerely, /s/ Michael Berenson Michael Berenson cc: K. Michael Carlton, Esq.

December 20, 2016

Appendix A

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. For more information, please see Section 3 - “Fees and Expenses”.

The first table describes the fees and expenses that you will pay at the time that you purchase the Contract, surrender the Contract, or transfer contract value between Subaccounts. State premium taxes may also be deducted(1).

Contract Owner Transaction Expenses

Sales Load Imposed on Purchase Payments	None
Maximum Transfer Fee	$20(2)

Maximum Surrender Charges(3) (as a percentage of the amount of Purchase Payments surrendered)

Number of full years since Purchase Payment	Smart Foundation Advisory

0	3.0%
1	2.0%
2	1.0%
3 or more	0.0%

(1)	As of the date of this prospectus state premium taxes range from 0% to 3.5%.
(2)

As of the date of this prospectus, the Transfer Fee is $0. The Company reserves the right to restrict frequency of transfers or market timing at its sole discretion, and to impose a transfer fee in the future. The transfer fee would not exceed $20.

(3)	This may vary by state. Please see Appendix B: State Variations for more information.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

Contract Owner Periodic Expenses

Maximum Annual Contract Administration Charge	$40(1)

Separate Account Annual Expenses (as a percentage of Variable Account Value)

Mortality and Expense Risk Charge(2)	0.25%
Asset Based Contract Administration Charge	0.15%
Total Separate Account Annual Expenses(3)	0.40%

Maximum Rider Charges (may vary by state):

Guaranteed Growth and Income Benefit II	2.00%(4)
Inflation Protector Withdrawal Benefit	2.50%(5)
Enhanced Death Benefit	0.75%(6)
Guaranteed Minimum Accumulation Benefit	1.00%(7)

(1)	You pay $40 or 2% of the Variable Account Value, whichever is less. You do not pay this charge if your Variable Account Value is more than $50,000.
(2)	Mortality and Expense Risk Charge is set at Contract issue and is guaranteed for the life of the Contract.
(3)	Without any Riders, as a percentage of Variable Account Value.
(4)

The current annual charge for the Guaranteed Growth and Income Benefit II Rider is 1.10% for a Single Life Guarantee and 1.25% for a Joint Life Guarantee and neither may be increased beyond the maximum of 2.00%. The charge is expressed as an annual percentage; it will be assessed on the Withdrawal Benefit Base and will be deducted from the Contract Value on a quarterly basis.

(5)

The current annual charge for the Inflation Protector Withdrawal Benefit Rider is 1.25% for a Single Life Guarantee and 1.50% for a Joint Life Guarantee and neither may be increased beyond the maximum of 2.50%. The charge is expressed as an annual percentage; it will be assessed on the Withdrawal Benefit Base and will be deducted from the Contract Value on a quarterly basis.

(6)

The current annual charge for the Enhanced Death Benefit Rider is 0.35% if purchased stand-alone, 0.20% if purchased in combination with the Guaranteed Growth and Income Rider or the Inflation Protector Withdrawal Benefit Rider, and may not be increased beyond the maximum of 0.75%. The charge is expressed as an annual percentage; it will be assessed on the Enhanced Death Benefit Base and will be deducted from the Contract Value on a quarterly basis.

(7)

The current annual charge for the Guaranteed Minimum Accumulation Benefit Rider is 0.60% and may not be increased beyond the maximum of 1.00%. The charge will be assessed on the Variable Account Value and will be deducted from the Contract Value annually.

The next item shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

Maximum and Minimum Total Fund Operating Expenses	Minimum:	Maximum:
(expenses that are deducted from assets of the Funds, including management fees and other expenses)	0.38%	1.68%

The following table provides more specific detail about the total fund operating expenses for each Fund.

Penn Series Funds, Inc.

Underlying Fund Annual Expenses (as a % of an Underlying Fund’s average daily net assets)

Fund(1)	Investment Advisory Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Fund Expenses	Expense Limitation(1)

Money Market	0.33%	0.28%	0.00%	0.61%	0.64%
Limited Maturity Bond	0.46%	0.27%	0.00%	0.73%	0.74%
Quality Bond	0.44%	0.24%	0.00%	0.68%	0.73%
High Yield Bond	0.56%	0.31%	0.00%	0.87%	0.92%
Flexibly Managed	0.70%	0.22%	0.02%	0.94%(2)	0.94%
Balanced	0.00%	0.21%	0.50%	0.71%(2)	0.79%
Large Growth Stock	0.71%	0.27%	0.00%	0.98%	1.02%
Large Cap Growth	0.55%	0.34%	0.00%	0.89%	0.89%
Large Core Growth	0.60%	0.27%	0.00%	0.87%	0.90%
Large Cap Value	0.66%	0.26%	0.00%	0.92%	0.96%
Large Core Value	0.67%	0.25%	0.00%	0.92%	0.96%
Index 500	0.13%	0.25%	0.00%	0.38%	0.42%
Mid Cap Growth	0.70%	0.30%	0.00%	1.00%	1.00%
Mid Cap Value	0.55%	0.26%	0.01%	0.82%(2)	0.83%
Mid Core Value	0.72%	0.35%	0.01%	1.08%(2)	1.11%
SMID Cap Growth	0.75%	0.32%	0.00%	1.07%	1.07%
SMID Cap Value	0.95%	0.28%	0.00%	1.23%	1.26%
Small Cap Growth	0.74%	0.29%	0.00%	1.03%	1.13%
Small Cap Value	0.72%	0.27%	0.03%	1.02%(2)	1.02%
Small Cap Index	0.30%	0.39%	0.00%	0.69%	0.74%
Developed International Index	0.30%	0.53%	0.00%	0.83%	0.94%
International Equity	0.85%	0.30%	0.00%	1.15%	1.20%
Emerging Markets Equity	1.18%	0.50%	0.00%	1.68%	1.78%
Real Estate Securities	0.70%	0.27%	0.00%	0.97%	1.02%
Aggressive Allocation	0.12%	0.22%	0.99%	1.33%(2)	0.40%
Moderately Aggressive Allocation	0.12%	0.20%	0.93%	1.25%(2)	0.34%
Moderate Allocation	0.12%	0.20%	0.86%	1.18%(2)	0.34%
Moderately Conservative Allocation	0.12%	0.21%	0.80%	1.13%(2)	0.35%
Conservative Allocation	0.12%	0.22%	0.72%	1.06%(2)	0.38%

(1)

The Funds are subject to an expense limitation agreement under which a portion of each Fund’s fees and expenses will be waived and/or reimbursed to the extent necessary to keep total operating expenses of each Fund from exceeding the amounts shown below. This agreement is limited to a Fund’s direct operating expenses and, therefore, does not apply to nonrecurring account fees, fees on portfolio transactions, such as exchange fees, dividends and interest on securities sold short, acquired fund fees and expenses (“AFFE”), service fees, interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, and other non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Fund’s business. Notwithstanding the foregoing, for the Balanced Fund, AFFE shall be included as a direct operating expense of the Fund for purposes of the expense limitation agreement. Further, this agreement is expected to continue through April 30, 2017. The agreement may be terminated by a majority vote of the Board of Directors of Penn Series Funds, Inc. for any reason and at any time. The agreement may also be terminated, by the Fund’s investment adviser and Penn Mutual, for any reason, upon at least sixty (60) days’ prior written notice to Penn Series Funds, Inc., such termination to be effective as of the close of business on April 30, 2017, or at such earlier time provided that such termination is approved by a majority vote of the Board of Directors of Penn Series

Funds, Inc. and its Independent Directors (the Directors who are not “interested persons” of the Fund) voting separately. Unless terminated, this agreement will continue in effect from year to year for successive one-year periods. Under this agreement, to the extent Penn Mutual and the Funds’ investment adviser do not have an obligation to waive fees and/or reimburse expenses of a Fund (e.g., the Fund is operating at or below its expense limitation), Penn Mutual and the Fund’s investment adviser may seek reimbursement from the Fund for amounts previously waived or reimbursed by Penn Mutual and the Fund’s investment adviser, if any, during the Fund’s preceding three years, but limited to the lesser of (1) the expense cap in effect at the time of the waiver or reimbursement and (2) the expense cap in effect at the time of recapture. Penn Mutual and the Funds’ investment adviser, however, shall not be entitled to any reimbursement that would cause a Fund to exceed its expense limitation.

(2)

The Total Annual Fund Operating Expenses of each Fund may not correlate to the expense ratios in the Fund’s financial highlights. Financial statements reflect only the operating expenses of the Fund and do not include AFFE, which are fees and expenses incurred indirectly by the Fund though its investments in certain underlying investment companies.

Please review these tables carefully. They show the expenses that you pay directly and indirectly when you purchase a Contract. Your expenses include Contract expenses and the expenses of the Funds that you select. See the prospectus of Penn Series Funds, Inc. for additional information on Fund expenses.

Examples of Fees and Expenses

These Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses, and Fund fees and expenses, net of contractual waivers, if any.

The Examples assume that you invest $10,000 in the Contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year. Although your actual costs may be higher or lower based on these assumptions, your costs would be:

(1)	If you surrender your Contract at the end of the applicable time period and have purchased optional benefits with maximum charges(1):

	Base Contract	One Year	Three Years	Five Years	Ten Years
Assuming Maximum Total Annual Fund Expenses	Smart Foundation Advisory	$804	$1,720	$2,762	$5,738

Assuming Minimum Total Annual Fund Expenses	Smart Foundation Advisory	$676	$1,352	$2,179	$4,766

(2)	If you do not surrender your Contract or if you annuitize at the end of the applicable time period and you have purchased optional benefits with maximum charges(1):

	Base Contract	One Year	Three Years	Five Years	Ten Years
Assuming Maximum Total Annual Fund Expenses	Smart Foundation Advisory	$535	$1,631	$2,762	$5,738

Assuming Minimum Total Annual Fund Expenses	Smart Foundation Advisory	$406	$1,262	$2,179	$4,766

(3)	If you surrender your Contract at the end of the applicable time period and have purchased optional benefits with current charges(2) :

	Base Contract	One Year	Three Years	Five Years	Ten Years
Assuming Maximum Total Annual Fund Expenses	Smart Foundation Advisory	$652	$1,258	$1,985	$4,165

Assuming Minimum Total Annual Fund Expenses	Smart Foundation Advisory	$522	$873	$1,353	$2,970

(4)	If you do not surrender your Contract or if you annuitize at the end of the applicable time period and you have purchased optional benefits with current charges(2):

	Base Contract	One Year	Three Years	Five Years	Ten Years
Assuming Maximum Total Annual Fund Expenses	Smart Foundation Advisory	$382	$1,168	$1,985	$4,165

Assuming Minimum Total Annual Fund Expenses	Smart Foundation Advisory	$252	$783	$1,353	$2,970

(5)	If you surrender your Contract at the end of the applicable time period and have not purchased any optional benefits:

	Base Contract	One Year	Three Years	Five Years	Ten Years
Assuming Maximum Total Annual Fund Expenses	Smart Foundation Advisory	$484	$750	$1,133	$2,439

Assuming Minimum Total Annual Fund Expenses	Smart Foundation Advisory	$352	$348	$448	$999

(6)	If you do not surrender your Contract or if you annuitize at the end of the applicable time period and have not purchased any optional benefits:

	Base Contract	One Year	Three Years	Five Years	Ten Years
Assuming Maximum Total Annual Fund Expenses	Smart Foundation Advisory	$214	$750	$1,133	$2,439

Assuming Minimum Total Annual Fund Expenses	Smart Foundation Advisory	$82	$258	$448	$999

(1)	Combining the Inflation Protector Withdrawal Benefit Rider (Joint Life Guarantee) with Enhanced Death Benefit Rider will result in the highest possible Rider Charges:

Rider	Maximum Rider Charge	Current Rider Charge
Inflation Protector Withdrawal Benefit (Joint Life Guarantee)	2.50%	1.50%
Enhanced Death Benefit	0.75%	0.20% (Combination Rider — reduced charge)
(2)	This example uses a combination of the Inflation Protector Withdrawal Benefit Rider (Joint Life Guarantee) with Enhanced Death Benefit Rider:

Rider	Current Rider Charge
Inflation Protector Withdrawal Benefit (Joint Life Guarantee)	1.50%
Enhanced Death Benefit	0.20% (Combination Rider — reduced charge)

Rider Charges vary in New York -- please see “Appendix B: State Variations” for details.

CONDENSED FINANCIAL INFORMATION

Appendix C to this prospectus contains tables that show Accumulation Unit values and the number of Accumulation Units outstanding for each of the Subaccounts of the Separate Account. The financial data included in the tables should be read in conjunction with the financial statements and the related notes that are included in the Statement of Additional Information.

FINANCIAL STATEMENTS

The statutory financial statements of the Company and the financial statements of the Separate Account appear in the Statement of Additional Information. The statutory financial statements of the Company should be considered only as bearing upon the Company’s ability to meet its obligations under the Contracts.

INTRODUCTION

The Penn Mutual Life Insurance Company

Penn Mutual is a Pennsylvania mutual life insurance company chartered in 1847.

We are licensed to sell insurance in all 50 states and the District of Columbia.

We are located at 600 Dresher Road, Horsham, PA 19044. Our mailing address is The Penn Mutual Life Insurance Company Attn: Customer Service Group, Philadelphia, PA 19172.

We issue and are liable for all benefits and payments under the Contract.

Smart Foundation Advisory Variable Annuity — Key Features

This section describes the key features of the Base Contract: Smart Foundation Advisory Variable Annuity. In addition to the Base Contract, you can elect optional benefits, which carry an additional cost.

Please consider the information in this section to determine the decisions you need to make prior to purchasing your Contract. You will not be able to add certain optional benefits after the Contract is issued.

Base Contract

The Base Contract has a Surrender Charge and Expense structure. The table below summarizes this information. Please see the “FEE TABLES” section of this prospectus for the summary of fees or “Fees and Expenses” section (Section 3) for more detailed information.

The Base Contract also has requirements for the minimum Initial and Subsequent Payment Amounts. Please see “Purchase Payment Requirements” paragraph in Section 1.2 - “How to Purchase Your Contract” for more information.

Base Contract *	Minimum Initial Purchase Payment		Surrender Charge Period (applies to each Purchase Payment)	Total of Mortality & Expense Charge and Asset Based Contract Administration Charge
	SEP IRA / SIMPLE IRA / Traditional IRA / Roth IRA / ERISA Defined Benefit Plan	Non-Qualified / Traditional Stretch IRA / Roth Stretch IRA
Smart Foundation Advisory	$1,000	$2,000	3 years	0.40%

*	This table does not contain the complete information about the Base Contract. Please read the entire prospectus for details about specific features of each option.

Optional Benefits

You may purchase optional benefits for an additional cost with the Base Contact:

•	Enhanced Death Benefit — please see Section 8 - “Enhanced Death Benefit” for more details;

•	Guaranteed Growth and Income Benefit II — please see Section 9 - “Guaranteed Growth and Income Benefit” for more details;

•

Combining the Guaranteed Growth and Income and Enhanced Death Benefit Riders — please see Section 10 - “Combining the Guaranteed Growth and Income Benefit and Enhanced Death Benefit Riders for more details;